





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67554

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EuroConsult Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue, 19th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Evan Yellin (212) 972-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., P.C.
(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Evan Yellin _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EuroConsult Capital, LLC _____ , as of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



Signature

Designated Principal
_____
Title



Notary Public

FERNANDO O. KOATZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 02KO4956693
Qualified In Queens County
My Commission Expires 10 - 2 - 21

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EUROCONSULT CAPITAL LLC

TABLE OF CONTENTS

December 31, 2019



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of EuroConsult Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EuroConsult Capital, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of EuroConsult Capital, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of EuroConsult Capital, LLC's management. Our responsibility is to express an opinion on EuroConsult Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the EuroConsult Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of EuroConsult Capital, LLC's financial statements. The supplemental information is the responsibility of EuroConsult Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co.

McBee & Co., PC

We have served as EuroConsult Capital, LLC's auditor since 2014.
Dallas, Texas
February 14, 2020

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

EUROCONSULT CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2019

ASSETS

Cash and Cash Equivalents	$	31,084
Prepaid Expenses		5,734
TOTAL ASSETS	$	**36,818**

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable:		
Trade		4,869
TOTAL LIABILITIES		**4,869**
MEMBER'S EQUITY		31,949
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**36,818**

See Accompanying Notes to Financial Statements

EUROCONSULT CAPITAL LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2019

REVENUE

Commissions Income	$	
TOTAL REVENUE		

EXPENSES

Administrative Management Fees (Note 2)	$	40,374
Professional Fees		41,537
General and Administrative		35,455
TOTAL EXPENSES		117,366

NET LOSS	$	(117,366)

EUROCONSULT CAPITAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2019

MEMBER'S EQUITY, BEGINNING OF YEAR	$	**25,576**
Capital Contributions		**123,738**
Net Loss		**(117,366)**
MEMBER'S EQUITY, END OF YEAR	$	**31,948**

EUROCONSULT CAPITAL LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

Cash Flows from Operating Activities	
Net Loss	$ (117,366)
Adjustments to Reconcile Net Loss to Net Cash	
Provided by (Used by) Operating Activities:	
Non-cash Contributions of Administrative Management Fees	43,738
Change in operating assets and liabilities:	
Decrease in prepaid expenses	2,395
Decrease in accounts payable	(3,992)
Total adjustments	42,141
Net Cash Used by Operating Activities	(75,225)
Financing Activities	
Member's contribution	80,000
Net Cash Provided by Financing Activities	80,000
Net Increase in Cash and Cash Equivalents	4,775
Beginning of Period	26,309
End of Period	$ 31,084
Supplemental Cash Flow Information	
Non-cash Activity:	
Intercompany Payables Converted to Member Contributions	$ 43,738

EUROCONSULT CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies

Nature of Business

EuroConsult Capital LLC is a New York limited liability company, which was formed in November 2006. The Company, which is a wholly-owned subsidiary of EC Mergers & Acquisitions, a EuroConsult Company, is a broker-dealer registered with the SEC and FINRA. The Company's principal activity is to advise and consult with institutional investors and commercial entities concerning mergers and acquisitions.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. The Company does not hold customer funds or securities.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The Company has evaluated events that have occurred subsequent to December 31, 2019, and through February 14, 2020, the date of the report was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company enters into agreements with customers to provide the services defined in each contract. Generally, the Company receives placement and success fees as compensation for services rendered. Some other services include investment advisory services for structuring investments. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are

EUROCONSULT CAPITAL LLC

NOTE 1 - Nature of business and summary of significant accounting policies (*Continued*)

satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The compensation structures of the placement and success fees are defined in the contracts and are generally paid to the Company for successfully closing a transaction. The Company satisfies its performance obligations upon consummating the transaction defined in the contracts. These performance obligations are typically facilitating capital raises for the client or closing a defined transaction. These fees are generally variable and the estimate of variable consideration is typically constrained in accordance with paragraphs 606-10-32-11 through 32-13 of (ASU) No. 2014-09 because the uncertainty associated with the variable consideration. Specifically, the amount of consideration is highly susceptible to factors outside the entity's influence can take an extended period of time, price concessions could occur and there is a large number and broad range of possible outcomes. Revenue is recognized from the satisfaction of the performance obligation based on the amount the Company has a right to invoice and that amount directly corresponds with the value to the customer of the performance completed to date.

Fair Value of Financial Instruments

Cash, prepaid expenses and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Taxes

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the Parent and are included in the Parent's members' personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual members of the parent. The Company is subject to state income tax. The Company has not recorded provisions for estimated New York margin taxes for the year ended December 31, 2019, as they are not significant.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting

EUROCONSULT CAPITAL LLC

NOTE 1 - Nature of business and summary of significant accounting policies (*Continued*)

Standards Codification (ASC) 740, "Income Taxes". **Under that guidance the** Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2019, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

2. Related party transactions

Service Agreement

Pursuant to service agreements, the Company's Parent provides various services and other operating assistance to the Company. These include professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel and other general and administrative services. The total amount incurred and paid by the Company under these agreements approximated $40,000 for the year ended December 31, 2019. These expenses are reflected in administrative management fees in the accompanying statement of operations

The Company and its Parent are under common control and the existence of that control may create a financial position and operating results significantly different than if the companies were autonomous.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was $26,214, which was $21,214 **in excess of its minimum requirement of $5,000. The Company's net capital** ratio was 0.19 to 1 for December 31, 2019.

EUROCONSULT CAPITAL LLC

Capital contributions and distributions to the members can be made under a capital **policy approved by the Company's** member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

4.   SIPC Supplemental Reporting

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

5.   Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2019, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

6.   Concentration of risks

The Company is engaged in brokerage activities in which it engages in investment activities with limited partnerships and limited liability companies throughout the United States. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or iss**uer of the instrument. It is the company's** policy to review, as necessary, the credit standing of each counter-party. The **Company's financial instruments that are subject to concentrations of credit risk** primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash

7.   Contingencies

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome **of such matters, if any, will not have a material impact on the Company's financial** condition or results of future operations.

8.   Exemption from Rule 15c3-3

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the

EUROCONSULT CAPITAL LLC

disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31, 2019 and for the period from January 1, 2020 to February 14, 2020, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

EUROCONSULT CAPITAL LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2019

COMPUTATION OF NET CAPITAL

Total Member's Equity Qualified for Net Capital	$	31,948
Add:		
Other deductions or allowable credits		
Total capital and allowable subordinated liabilities		31,948
Deductions and/or charges:		
Non-allowable assets		5,734
Other assets		
Net capital before haircuts on securities positions		26,214
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f)		
Net Capital	$	26,214

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable	$	4,869
Total Aggregate Indebtedness	$	4,869

EUROCONSULT CAPITAL LLC

SCHEDULE I, CONTINUED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$	325
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Net Capital Requirement (greater of above two minimum requirement amounts)	$	5,000
Excess Net Capital	$	21,214
Excess Net Capital at 1000%	$	20,214
Ratio: Aggregate Indebtedness to Net Capital		0.19

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2019 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by EuroConsult Capital LLC.

EUROCONSULT CAPITAL LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2019

EXEMPTIVE PROVISIONS

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of EuroConsult Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) EuroConsult Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which EuroConsult Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) EuroConsult Capital, LLC stated that EuroConsult Capital, LLC met the identified exemption provisions throughout the most recent fiscal year, December 31, 2019, without exception. EuroConsult Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EuroConsult Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC

Dallas, Texas
February 14, 2020

EuroConsult Capital, LLC's Exemption Report

EuroConsult Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. EuroConsult Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2019.

2. EuroConsult Capital, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2019 to December 31, 2019, without exception.

EuroConsult Capital, LLC

I, Evan S. Yellin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

Managing Director
Title

February 14, 2020